

September 19, 2022

Yee Man Thomas Law
Chief Executive Officer
Junee Limited
Studio 20, 11 F, International Plaza
20 Sheung Yuet Road
Kowloon Bay, Kowloon, Hong Kong

> **Re: Junee Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed September 8, 2022**
> **File No. 333-266116**

Dear Mr. Law:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2022 letter.

Amendment No. 2 to Form F-1 Filed September 8, 2022

Exhibit Index, page II-3

1.  Please amend to file a currently dated consent from your independent auditor in Exhibit 23.1.

You may contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Lisa Forcht